Exhibit 99.1

Scotiabank announces NVCC Subordinated Debentures Offering

/NOT FOR DISTRIBUTION OR DISSEMINATION IN THE UNITED STATES/

TORONTO, Jan. 11, 2019 /CNW/ - The Bank of Nova Scotia ("Scotiabank") (TSX, NYSE: "BNS") today announced an offering of $1.75 billion of 3.89% Subordinated Debentures (Non-Viability Contingent Capital (NVCC)) due 2029 (the "Debentures") pursuant to its July 25, 2018 base shelf prospectus.

The Debentures, to be sold through an agency syndicate led by Scotiabank Global Banking & Markets, are expected to be issued on January 18, 2019.  Interest will be payable semi-annually from the date of issue until January 18, 2024 at 3.89% per annum.  From January 18, 2024 to maturity on January 18, 2029, the Debentures will pay a quarterly coupon at a rate of the 90 day bankers' acceptance plus 1.58%, beginning April 18, 2024.

On or after January 18, 2024, Scotiabank may, at its option, with the prior approval of the Superintendent of Financial Institutions (Canada), redeem the Debentures, in whole at any time or in part from time to time on not less than 30 nor more than 60 days' prior notice, at a redemption price of par plus accrued and unpaid interest.

Net proceeds from this transaction will be used for general banking purposes.

Scotiabank intends to file, in Canada, a prospectus supplement to its July 25, 2018 base shelf prospectus.  A copy of this document as well as the base shelf prospectus can be obtained at www.sedar.com.

The Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or under any state securities laws and, subject to certain exceptions, may not be offered, sold, or delivered directly or indirectly, within the United States of America, its territories and possessions or to, or for the account or benefit of, U.S. persons. This release does not constitute an offer to sell or a solicitation to buy the Debentures in the United States.

Scotiabank is Canada's international bank and a leading financial services provider in the Americas. We are dedicated to helping our 25 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 97,000 employees and assets of $998 billion (as at October 31, 2018), Scotiabank trades on the Toronto (TSX: BNS) and New York Exchanges (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on Twitter @ScotiabankViews.

SOURCE Scotiabank

View original content: http://www.newswire.ca/en/releases/archive/January2019/11/c5854.html

%CIK: 0000009631

For further information: For Investor Relations enquiries: Investor Relations, (416) 775-0798, investor.relations@scotiabank.com

CO: Scotiabank

CNW 18:31e 11-JAN-19